                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

   CAMPBELL    THOMAS   J.

   (Last)  (First)  (Middle)

   c/o Veritas Capital Management, L.L.C.
   660 Madison Ave., 14th floor

   (Street)

   New York,   New York    10021

   (City)       (State)    (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

                        9/8/98

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

   REPUBLIC ENGINEERED STEELS, INC.--REPS

5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   / / Officer (give title below)          /X/ Other (specify below)

   Member of 13D Group*

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
1. Title of Security                 Owned          (I)            Ownership
   (Instr. 4)                        (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------

Common Stock, par value $.01         19,706,578          I         See below***



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------



                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------




Explanation of Responses:

   * Reference is made to the Statement on Schedule 13D dated September 22, 1998, filed with the Securities and Exchange commission by the Reporting Person and the other signatories thereto.

  ** Intentional misstatements or omissions of facts constitute Federal
     Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

 *** The reported securities are directly held by RES Holding Corporation, an entity which was formed by its stockholders, which include among others, The Veritas Capital Fund, L.P. ("Veritas Capital"), to acquire such securities. As a result, Veritas Capital and its sole general partner, Veritas Capital Management, L.L.C. ("Veritas") may be deemed, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended (the "Act"), each to be the beneficial owner of certain of the reported securities in which they have a direct or indirect pecuniary interest and therefore may be deemed to be "ten percent beneficial owners" for purposes of Section 16 of the Act. As one of the voting members of Veritas, the Reporting Person may be deemed, for purposes of Section 16 of the Act, to be the beneficial owner of the shares of the Common Stock beneficially owned by Veritas by virtue of his status as a voting member of Veritas and therefore may be deemed to be a "ten percent beneficial owner" for purposes of Section 16 of the Act. The Reporting Person disclaims beneficial ownership of these securities, and this Form shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.




/s/ Thomas J. Campbell                         September 23, 1998
-----------------------------------          ------------------------
  **Signature of Reporting Person                      Date